Exhibit 99.1

HOME BREW MART, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Home Brew Mart, Inc.

We have audited the accompanying consolidated balance sheets of Home Brew Mart, Inc., as of December 31, 2013 and 2014, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2013 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Brew Mart, Inc. at December 31, 2013 and 2014 and the consolidated results of its operations and its cash flows for the years ended December 31, 2013 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

August 6, 2015

HOME BREW MART, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,		September 30, 2015
	2013	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$91	$25	$4,350
Accounts receivable, net	1,889	4,005	7,172
Inventories	2,616	5,147	10,164
Prepaid expenses and other current assets	248	456	1,076
Income tax receivable	—	2,236	—
Deferred tax assets	289	553	1,487

Total current assets	5,133	12,422	24,249
Property and equipment, net	11,444	27,870	38,267
Other assets	198	395	2,206

Total assets	$16,775	$40,687	$64,722

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,513	$4,540	$5,863
Accrued expenses	2,045	1,962	5,894
Current portion of deferred rent	—	24	17
Current portion of long-term debt	578	1,900	2,276

Total current liabilities	4,136	8,426	14,050
Deferred rent, less current portion	181	2,662	3,068
Long-term debt, less current portion	6,980	17,244	19,002
Deferred tax liabilities	1,190	3,744	4,522

Total liabilities	12,487	32,076	40,642
Commitments and contingencies

Shareholders’ equity:
Preferred stock, no par value; authorized shares – 10,000 at December 31, 2013 and 2014 and September 30, 2015 (unaudited); issued and outstanding shares – 2,219 at December 31, 2013 and 2014 and September 30, 2015 (unaudited); liquidation preference of $144 at December 31, 2013 and 2014 and September 30, 2015 (unaudited)	135	135	135
Common stock, no par value; authorized shares – 10,000 at December 31, 2013 and 2014 and September 30, 2015 (unaudited); issued shares – 4,272, 4,327 and 4,327 at December 31, 2013 and 2014 and September 30, 2015 (unaudited), respectively; outstanding shares – 4,247 at December 31, 2013 and 2014 and September 30, 2015 (unaudited)	282	282	350
Retained earnings	4,285	8,822	24,138

Total shareholders’ equity of Home Brew Mart, Inc.	4,702	9,239	24,623
Noncontrolling interest	(414)	(628)	(543)

Total shareholders’ equity	4,288	8,611	24,080

Total liabilities and shareholders’ equity	$16,775	$40,687	$64,722

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Revenue	$27,384	$51,115	$33,610	$89,544
Less excise taxes	1,024	2,238	1,278	3,904

Net revenue	26,360	48,877	32,332	85,640
Cost of net revenue	14,537	27,231	17,576	41,326

Gross profit	11,823	21,646	14,756	44,314
Selling, general and administrative expense	7,597	13,822	9,558	19,518

Operating income	4,226	7,824	5,198	24,796
Interest expense	(396)	(635)	(211)	(712)
Other income (expense), net	(40)	9	(4)	18

Income before income taxes	3,790	7,198	4,983	24,102
Provision for income taxes	1,544	2,875	1,994	8,701

Net income	2,246	4,323	2,989	15,401
Net loss (income) attributable to noncontrolling interest	206	214	124	(85)

Net income attributable to Home Brew Mart, Inc.	2,452	4,537	3,113	15,316
Net income allocable to participating securities	(847)	(1,593)	(1,093)	(5,380)

Net income attributable to common shareholders	$1,605	$2,944	$2,020	$9,936

Net income per share attributable to common shareholders:
Basic	$0.38	$0.69	$0.48	$2.34

Diluted	$0.38	$0.69	$0.47	$2.31

Weighted average shares outstanding:
Basic	4,247	4,247	4,247	4,247

Diluted	4,256	4,286	4,286	4,293

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Convertible Preferred Stock		Common Stock		Retained Earnings	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2012	2,219	$135	4,247	$282	$1,833	$(208)	$2,042
Net loss attributable to noncontrolling interest	–	–	–	–	–	(206)	(206)
Net income attributable to Home Brew Mart, Inc.	–	–	–	–	2,452	–	2,452

Balance at December 31, 2013	2,219	135	4,247	282	4,285	(414)	4,288
Net loss attributable to noncontrolling interest	–	–	–	–	–	(214)	(214)
Net income attributable to Home Brew Mart, Inc.	–	–	–	–	4,537		4,537

Balance at December 31, 2014	2,219	135	4,247	282	8,822	(628)	8,611
Stock-based compensation (unaudited)	–	–	–	68	–	–	68
Net income attributable to noncontrolling interest (unaudited)	–	–	–	–	–	85	85
Net income attributable to Home Brew Mart, Inc. (unaudited)	–	–	–	–	15,316	–	15,316

Balance at September 30, 2015 (unaudited)	2,219	$135	4,247	$350	$24,138	$(543)	$24,080

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities
Net income	$2,246	$4,323	$2,989	$15,401
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,215	2,318	1,437	3,402
Deferred income taxes	87	2,290	–	(156)
Stock-based compensation	–	–	–	68
Change in fair value of derivative financial instruments	–	272	56	164
Loss on disposal of property and equipment	58	15	15	–
Deferred rent	151	2,505	1,715	399
Changes in operating assets and liabilities:
Accounts receivable, net	(984)	(2,116)	(598)	(3,167)
Inventories	(1,036)	(2,531)	(2,164)	(5,017)
Prepaid expenses and other assets	(348)	(2,641)	(783)	698
Accounts payable	720	3,027	831	1,223
Accrued expenses	1,011	(636)	(726)	3,937

Net cash provided by operating activities	3,120	6,826	2,772	16,952

Cash flows from investing activities
Purchases of property and equipment	(6,552)	(18,150)	(13,522)	(13,868)

Net cash used in investing activities	(6,552)	(18,150)	(13,522)	(13,868)

Cash flows from financing activities
Proceeds from issuance of notes payable	9,137	11,841	10,950	3,945
Principal payments on notes payable	(5,437)	(242)	–	(1,425)
Borrowings under lines of credit	442	28,081	20,457	5,371
Repayments under lines of credit and other	(594)	(28,023)	(20,366)	(5,757)
Proceeds from related party	–	1,600	1,600	–
Payments to related parties	(1,000)	(1,999)	(1,850)	–
Costs paid in connection with initial public offering	–	–	–	(893)

Net cash provided by financing activities	2,548	11,258	10,791	1,241

Net increase (decrease) in cash and cash equivalents	(884)	(66)	41	4,325
Cash and cash equivalents, beginning of period	975	91	91	25

Cash and cash equivalents, end of period	$91	$25	$132	$4,350

Supplemental disclosure of cash flow information
Interest paid	$522	$723	$455	$651

Income taxes paid, net of refunds	$613	$3,694	$3,177	$5,523

Supplemental disclosure of non-cash investing and financing activity
Purchases of property and equipment included in accounts payable and accrued expenses, net	$165	$609	$204	$(69)

See accompanying notes.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

Home Brew Mart, Inc. dba Ballast Point Brewing Company (Ballast Point) is a craft brewery based in San Diego. Ballast Point produces its beer and sells it to distributors, which in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise locations such as grocery and specialty stores, as well as through self-distribution. Ballast Point also operates four tasting rooms that sell a range of food and beverage offerings and other retail merchandise.

Principles of Consolidation

The consolidated financial statements include the accounts of Ballast Point and those of Ballast Point Spirits, LLC (Spirits) (collectively, the Company). The primary purpose of Spirits is to produce and sell various distilled spirits. Spirits operates from one of Ballast Point’s facilities and receives financing from Ballast Point. Spirits is a variable interest entity in which Ballast Point is the primary beneficiary pursuant to authoritative guidance on the consolidation of variable interest entities, which requires recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The equity of the variable interest entity is classified as noncontrolling interest in the consolidated financial statements (see Note 9). All significant intercompany balances are eliminated in consolidation.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, net revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to inventory valuation, stock-based compensation, interest rate swap valuation and income taxes. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2015 and consolidated statements of income and consolidated statements of cash flows for the nine months ended September 30, 2014 and 2015 and the consolidated statement of shareholders’ equity for the nine months ended September 30, 2015 and the related consolidated footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet as of September 30, 2015 and

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

consolidated statements of income and its consolidated statements of cash flows for the nine months ended September 30, 2014 and 2015.

Unaudited Pro Forma Information

Upon completion of the Company’s initial public offering, all outstanding shares of preferred stock will convert into 2,219,387 shares of common stock. This conversion will not result in a change to permanent equity and does not result in a material reduction to earnings per share since the common and preferred stock would share equally in any assumed distributions of earnings for the year ended December 31, 2014 and the nine months ended September 30, 2015. As such, the Company has not presented a pro forma balance sheet as of September 30, 2015 or pro forma earnings per share information for the year ended December 31, 2014 or the nine months ended September 30, 2015.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consist of trade receivables. The Company performs ongoing credit evaluations of its customers, generally requires no collateral, and records an allowance for doubtful accounts that is based on historical trends, customer knowledge, any known disputes, and the aging of the accounts receivable balances combined with management’s estimate of future potential recoverability. Receivables are written off against the allowance after all attempts to collect a receivable have failed. From inception to September 30, 2015, the Company had no significant allowances for doubtful accounts and no significant balances had been written off.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malt, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or market. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer and spirits held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer and spirits. The provisions for excess or expired inventory are based on management’s estimates of forecasted usage of inventories on hand and under contract. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording provisions for excess or expired inventory in the future. The Company’s accounting policy for inventory purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed management’s expected future usage. Provisions for excess and expired inventory are included in cost of net revenue and have been insignificant through September 30, 2015.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable (see Note 9). The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Kegs and Refundable Deposits

The Company distributes its draft beer in kegs and packaged beer primarily in glass bottles and cans. Upon shipment of beer to wholesalers, the Company collects a refundable deposit on the kegs which is included in accrued expenses in the accompanying consolidated balance sheets. The Company has experienced some loss of kegs and anticipates that some loss will occur in future periods. The Company believes that the loss of kegs, after considering the forfeiture of related deposits, has not been significant to the consolidated financial statements. The Company uses internal records, records maintained by wholesalers, records maintained by other third-party vendors, and historical information to estimate the physical count of kegs held by wholesalers. These estimates affect the amount recorded as property and equipment and current liabilities as of the date of the consolidated financial statements. The actual liability for refundable deposits could differ from these estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets. Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful life of the leasehold improvements. Costs incurred to build or refurbish property and equipment are capitalized as construction in progress until such project is complete, at which time the related assets are placed in service and depreciated. Repairs and maintenance costs are charged to expense as incurred and expenditures that materially extend the useful lives of assets are capitalized.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment. The Company regularly reviews the carrying amount of its long-lived assets, as well as their useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s fair value. The Company has not recognized any impairment losses through September 30, 2015.

Derivative Instruments

The Company uses derivative financial instruments to manage interest rate risk relating to the Company’s variable interest rate term loans. The Company does not use these instruments for speculative or trading purposes. The Company’s objective is to reduce the risk to earnings and cash flows associated with changes in interest rates. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Revenue Recognition

Net revenue includes product revenue, less excise taxes. The Company recognizes revenue on product sales to distributors or through self-distribution at the time when the product is shipped and the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the revenue proceeds is reasonably assured. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. Revenue from sales of beer, wine, food and merchandise at the Company’s tasting rooms is recognized on the date of sale.

Excise Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB. Excise taxes due to federal agencies are not collected from customers, but rather are the Company’s responsibility. Individual states also impose excise taxes on alcohol beverages in varying amounts.

Shipping and Handling Costs

Shipping and handling costs associated with inbound freight are recorded in cost of net revenue, while costs associated with outbound freight are recorded in selling, general and administrative expenses and totaled $0.8 million, $1.8 million, $1.1 million and $3.7 million, respectively, for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, the Company recognized advertising and promotion costs totaling $0.9 million, $0.7 million, $0.5 million and $0.7 million, respectively, which are reflected as selling, general and administrative expenses in the consolidated statements of income.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. For awards with performance-based vesting conditions, the expense is recorded over the service period after the achievement of the performance condition is probable. The Company accounts for awards to non-employees using the fair value approach. These awards are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Net Income Per Share

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of a company. The guidance requires earnings to be hypothetically allocated between the common, preferred, and other participating shareholders based on their respective rights to receive non-forfeitable dividends, whether or not declared. In addition to preferred stock, participating securities include restricted common stock subject to repurchase which is entitled to receive dividends on the same basis as outstanding common stock (see Note 7). For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, weighted average restricted common stock subject to repurchase totaled 22,932 shares, 77,932 shares, 77,033 shares and 80,000 shares, respectively. Basic net income per share is then calculated by dividing income allocable to common shareholders (after the reduction for any preferred stock and other participating securities’ dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding during the period. The guidance does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share using the more dilutive of the 1) treasury stock method, if-converted method, or contingently issuable share method, as applicable, or 2) the two-class method.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

The following table summarizes the net income per share (in thousands, except per share data):

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Numerator
Net income attributable to Home Brew Mart, Inc.	$2,452	$4,537	$3,113	$15,316
Net income allocable to participating securities	(847)	(1,593)	(1,093)	(5,380)

Net income attributable to common shareholders	$1,605	$2,944	$2,020	$9,936

Denominator
Weighted average shares outstanding, basic	4,247	4,247	4,247	4,247
Weighted average effect of potentially dilutive securities:
Restricted common shares subject to repurchase	9	39	39	46

Weighted average shares outstanding, diluted	4,256	4,286	4,286	4,293

Net income per share attributable to common shareholders:
Basic	$0.38	$0.69	$0.48	$2.34

Diluted	$0.38	$0.69	$0.47	$2.31

Historical outstanding potentially dilutive securities not included in the calculation of diluted net income per share because to do so would either be anti-dilutive or would be excluded as a result of application of the contingently issuable share method are as follows (in thousands):

	December 31,		September 30,
	2013	2014	2014	2015
Preferred stock outstanding (as converted)	2,219	2,219	2,219	2,219
Restricted stock units	—	1,010	—	1,482

	2,219	3,229	2,219	3,701

Comprehensive Income

Comprehensive income is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. There have been no items qualifying as other comprehensive income and, therefore, for all periods presented, the Company’s comprehensive income was the same as its reported net income.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 will be effective for the Company beginning in its first quarter of 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. On July 9, 2015, the FASB approved the deferral of the effective date of ASU 2014-09 by one year. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

2. Balance Sheet Details

Inventories consist of the following (in thousands):

	December 31,		September 30, 2015
	2013	2014
Raw materials	$1,159	$1,984	$4,947
Work in process	781	1,347	2,324
Finished goods	676	1,816	2,893

	$2,616	$5,147	$10,164

Property and equipment consists of the following (in thousands):

	Useful Life	December 31,		September 30, 2015
	(Years)	2013	2014
Machinery and equipment	5-7	$6,750	$18,076	$24,025
Leasehold improvements	*	2,706	12,368	14,017
Furniture, fixtures and office equipment	3-7	725	1,292	1,885
Construction in progress	–	4,301	1,481	7,095

		14,482	33,217	47,022
Less accumulated depreciation and amortization		(3,038)	(5,347)	(8,755)

		$11,444	$27,870	$38,267

* Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful life of the leasehold improvements.

Depreciation and amortization expense for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015 was $1.2 million, $2.3 million, $1.4 million and $3.4 million, respectively.

The Company capitalized interest costs for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015 in the amount of $0.1 million, $0.3 million, $0.3 million and $0.1 million, respectively, related to construction in progress.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Accrued expenses consist of the following (in thousands):

	December 31,		September 30, 2015
	2013	2014
Accrued compensation	$417	$531	$856
Accrued sales, property and excise taxes	122	353	355
Accrued income taxes	851	–	1,101
Interest rate swaps	–	272	436
Other accrued expenses	655	806	3,146

	$2,045	$1,962	$5,894

3. Fair Value Measurements

The carrying amounts of accounts receivable, prepaid and other assets, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes that the fair value of its commercial bank debt approximates their carrying values. Interest rate swaps are recorded at fair value.

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets.

Level 2:	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has no financial assets measured at fair value on a recurring basis. Financial liabilities measured at fair value on a recurring basis consists of the Company’s interest rate swaps. None of the Company’s non-financial assets and liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

As of September 30, 2015:
Liabilities:
Interest rate swaps	$436	$-	$436	$-

As of December 31, 2014:
Liabilities:
Interest rate swaps	$272	$-	$272	$-

As of December 31, 2013, the fair value of the interest rate swaps was not material.

The fair value of the Company’s interest rate swaps are determined based on discounted cash flow analyses that incorporate interest rate yield curves. Level 2 inputs, or market observable inputs, such as yield and credit curves, are used within the standard pricing models in order to determine fair value. The fair value is an estimate of the amount that the Company would pay or receive as of a measurement date if the agreements were transferred to a third party or canceled, and are included in accrued expenses in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate swaps are recorded as interest expense in the accompanying statements of income.

4. Long-Term Debt

	December 31,		September 30, 2015
	2013	2014
Term notes, due September 1, 2020	$7,159	$18,758	$21,278
Lines of credit, due September 1, 2020	-	386	-
Notes payable to related party	399	-	-

	7,558	19,144	21,278
Less current portion of long-term debt	(578)	(1,900)	(2,276)

	$6,980	$17,244	$19,002

Credit Agreements

In August 2013, the Company entered into a credit agreement with Comerica Bank which consists of term loans and a revolving line of credit. In connection with the Company’s entry into the credit agreement in August 2013, the Company obtained a term loan (Term Loan A) for $7.2 million (with maximum borrowings of $14.0 million) to refinance the outstanding loans with Wells Fargo Bank and JP Morgan Chase Bank for brewery equipment. Term Loan A is payable in monthly installments starting on January 1, 2015 and bears interest at a variable rate based on the one-month London Inter-Bank Offered Rate (LIBOR) plus a margin of 1.75% to 3.25% (total of 2.70% at September 30, 2015).

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

In September 2014, the Company amended this agreement to increase maximum borrowings to $19.0 million to fund its brewery expansion. As of December 31, 2013 and 2014 and September 30, 2015, the amount outstanding under Term Loan A was $7.2 million, $18.8 million and $17.3 million, respectively. As of September 30, 2015, there were no available borrowings under Term Loan A. In conjunction with this agreement, the Company entered into various interest rate swap agreements, which are designed to limit the Company’s exposure to variable interest risk (see Note 5).

In February 2015, the Company entered into a second term loan (Term Loan B) with Comerica Bank with maximum borrowings of $7.0 million to fund its brewery expansion. Term Loan B bears the same interest rate and due date as Term Loan A. In June 2015, the Company amended this agreement to increase maximum borrowings to $15.0 million to fund a new expansion project. Term Loan B is payable in equal monthly installments starting on February 1, 2016. As of September 30, 2015, there was $3.9 million outstanding under Term Loan B and $11.1 million of available borrowings.

In August 2013, the Company obtained a revolving line of credit (LOC A) under the credit agreement, with a maximum limit of $2.0 million and an original expiration date of September 15, 2015. Borrowings bear interest at a variable rate of the prime rate plus 0% percent to 1.00%. There were no borrowings outstanding under this agreement at December 31, 2013. In September 2014, the Company amended the line of credit to increase maximum limit to $4.0 million and extend expiration date to September 1, 2016. As of December 31, 2014, there were borrowings outstanding and available borrowings under this agreement of $0.4 million and $3.6 million, respectively. In June 2015, the Company amended the line of credit to increase the maximum limit to $10.0 million and extend the expiration date to September 1, 2020. As of September 30, 2015, there were no borrowings outstanding under this agreement and available borrowings of $10.0 million.

In January 2015, the Company obtained a second revolving line of credit with Comerica Bank (LOC B), with a maximum limit of $2.0 million. In June 2015, the Company cancelled LOC B effective June 30, 2015. The outstanding borrowings of $2.0 million as of June 30, 2015 were transferred to LOC A on July 1, 2015 and subsequently repaid with cash on hand.

In June 2015, Spirits entered into a credit agreement with Comerica Bank which consists of a term loan (Term Loan C) with maximum borrowings of $2.0 million to fund its production and sale of spirits. Term Loan C bears the same interest rate and has the same repayment terms as Term Loan B. As of September 30, 2015, there were no borrowings outstanding under this agreement and available borrowings of $2.0 million.

Borrowings under the credit agreement between Ballast Point and Comerica Bank are secured by substantially all assets of Ballast Point and are guaranteed by Spirits. Borrowings under the credit agreement between Spirits and Comerica Bank are secured by substantially all assets of Spirits and guaranteed by Ballast Point. The credit agreements contain customary affirmative covenants, the requirement to provide certain financial and operating information, and customary negative covenants limiting Ballast Point’s and Spirits’ ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, repurchase stock and make investments, in each case subject to certain exceptions. The Company must also comply with certain financial covenants, including a minimum current ratio, a fixed charge ratio and a senior leverage ratio. In addition, the credit agreements restrict Ballast Point’s and Spirits’ ability to make distributions, including

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

cash dividends, other than distributions that do not exceed, in the aggregate on a trailing 12-month basis, 20% of the Company’s or Spirits’ net income, respectively, for such period provided that the Company or Spirits is not then in default under the credit agreements and that the payment of such distributions does not cause the Company to violate any financial covenant contained in the credit agreements. The credit agreements also restrict the Company’s subsidiaries from making any loans or advances to the Company, other than for sales on open account and otherwise in the ordinary course of business.

The credit agreements also contains customary events of default including, among others, payment defaults, breaches of covenants defaults, material adverse change defaults, bankruptcy and insolvency event defaults, judgment defaults, and breaches of representations and warranties defaults. Upon an event of default, Comerica Bank may declare all or a portion of the outstanding obligations payable to be immediately due and payable and exercise other rights and remedies provided for under the credit agreement and any related guaranty, including a requirement that any guarantor pay all of the outstanding obligations under its guaranty and a right by Comerica Bank to exercise remedies under any security agreement related to such guaranty. During the existence of an event of default, interest on the obligations could be increased by 3%. The amounts outstanding under the credit facilities may be prepaid prior to their respective maturity dates without significant penalty or premium.

The debt arrangements above require the following annual payments as of September 30, 2015 (in thousands):

	Term Loan A	Term Loan B
2015 (for the three months ending December 31, 2015)	$475	$-
2016	1,900	517
2017	1,900	563
2018	1,900	563
2019	1,900	563
2020	9,258	1,739

	$17,333	$3,945

Notes Payable and Loans to Related Parties

In December 2011, the Company executed two loans from its majority shareholder in an aggregate amount of $0.5 million, which bear interest at 6.00% per annum and subordinated by bank debt. Repayments were made during the first quarter of 2012, resulting in a remaining balance of $0.4 million as of December 31, 2013. Accrued interest of $48,000 is included in accrued expenses as of December 31, 2013. The loans and related accrued interest were fully repaid in 2014.

In September 2012, the Company executed a loan with an officer in the amount of $1.0 million, bearing interest at 6.00% per annum and subordinated by bank debt. The loan and related accrued interest was repaid in 2013.

In September 2013, an officer purchased 300,000 shares of common stock from a significant shareholder at $2.75 per share. The purchase price approximated fair value at the date of the transaction.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

In April 2014, the Company loaned its majority shareholder $1.6 million that was repaid in May 2014.

5. Interest Rate Swap Agreements

During the year ended December 31, 2013, the Company entered into an interest rate swap agreement (Swap A) simultaneously with its term loan with Comerica Bank to limit its exposure to the interest rate risk associated with its variable-rate debt. The terms of Swap A correspond to the terms of the debt agreement. The total notional amount outstanding under the agreement was $7.0 million, $6.8 million and $6.3 million at December 31, 2013 and 2014 and September 30, 2015, respectively.

In October 2014, the Company entered into two new interest rate swap agreements (Swap B) to limit its exposure to the interest rate risk associated with its variable-rate debt. The terms of Swap B correspond to the terms of the debt agreement. The total notional amounts outstanding under the agreements was $7.9 million and $7.3 million at December 31, 2014 and September 30, 2015, respectively. In addition to the interest rate swap agreements, in November 2014, the Company entered into a 90-day LIBOR lock agreement to limit its exposure to the interest rate risk associated with $3.5 million of its variable-rate Term A debt.

The agreements above were not designated as hedging instruments and were not required to be tested for effectiveness as hedge accounting was not elected. Gains and losses on the contracts are included in other income (expense), net. The Company recognized other expense of $0.3 million, $0.1 million and $0.2 million for the year ended December 31, 2014 and the nine months ended September 30, 2014 and 2015, respectively, related to the change in the fair value of the interest rate swaps. As of December 31, 2013, the fair value of the interest rate swaps was not significant.

6. Commitments and Contingencies

Operating Leases

The Company leases office equipment and various restaurant, tasting room, office, warehouse and brewery facilities under noncancelable operating lease agreements that expire on various dates through 2029. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options. In cases where the lessor grants leasehold improvement allowances, rent expense is reduced by the allowances paid as those are recognized as deferred rent that is amortized over the lease term. During the year ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, the Company received leasehold improvement allowances and capitalized $0.1 million, $1.7 million, $1.0 million and $48,000, respectively, from lessor paid leasehold improvements.

Rent expense for operating leases is recognized on a straight-line basis. Rent expense of $0.8 million, $1.9 million, $1.4 million and $1.8 million was recognized for all operating leases during the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, respectively.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

The following is a schedule of future minimum rental payments required under the operating lease agreements as of September 30, 2015 (in thousands):

2015 (for the three months ending December 31, 2015)	$399
2016	1,717
2017	2,078
2018	2,077
2019	2,006
Thereafter	14,817

$23,094

Purchase Agreements

The Company is party to various purchase agreements with its suppliers of hop and malt products under agreements expiring at various dates through 2022. The purchase agreements require the following minimum purchases as of September 30, 2015 (in thousands):

2015 (for the three months ending December 31, 2015)	$6,241
2016	31,325
2017	21,758
2018	27,987
2019	24,479
Thereafter	75,230

$187,020

Contingencies

From time to time, the Company is subject to various claims and suits arising in the ordinary course of business. The Company does not expect that the resolution of these matters will have a material adverse effect on its consolidated financial position or results of operations.

7. Shareholders’ Equity

Preferred Stock

The authorized, issued and outstanding shares of convertible preferred stock by series are as follows as of December 31, 2013 and 2014 and September 30, 2015 (in thousands, except per share amounts):

	Shares Authorized	Shares Outstanding	Liquidation Preference Per Share	Liquidation Preference	Carrying Value
Series A	2,500	1,996	$0.0588	$117	$108
Series B	1,000	223	0.1200	27	27
Undesignated	6,500	-	-	-	-

	10,000	2,219		$144	$135

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Conversion

At the option of the holder, each share of preferred stock is convertible into shares of common stock on a 1-for-1 basis, subject to adjustment. The preferred stock will automatically convert into shares of common stock upon the closing of an underwritten public offering of common stock in which the per share price is at least $10.00, and the Company receives at least $300,000 in gross proceeds. The holders of preferred stock have antidilution protection for certain dilutive issuances below $0.0588 per share. Through September 30, 2015, no antidilution adjustments have occurred.

Liquidation

In the event of a liquidation of the Company, holders of Series A and Series B convertible preferred stock are entitled to a liquidation preference of $0.0588 and $0.12 per share, respectively, prior to and in preference to any distribution of the assets of the corporation to common shareholders. The remaining assets of the Company are to be distributed to the preferred and common shareholders, pro rata based on the number of shares of stock held on an if-converted to common stock basis by each shareholder.

Dividends

The holders of Series A and Series B convertible preferred stock are entitled to receive annual noncumulative dividends of $0.00618 per share when and if declared by the Board of Directors prior and in preference to the holders of common stock. After satisfaction of the annual noncumulative preferred stock dividends, the common shareholders would be entitled to receive an amount equal to the dividends paid to the preferred shareholders when and if declared by the Board of Directors. After satisfaction of the annual noncumulative dividends noted above, the preferred and common shareholders would participate in any dividends on an if-converted to common stock basis. As of September 30, 2015, no dividends have been declared.

Voting

The preferred shareholders have voting rights equal to the shares of common stock that the preferred shareholders would own upon conversion.

2014 Stock Incentive Plan

In September 2014, the Company’s Board of Directors and shareholders approved the 2014 Stock Incentive Plan (the 2014 Plan), under which the Company may grant stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs) and other stock-based awards to employees, directors and consultants of the Company. As of December 31, 2014 and September 30, 2015, a total of 1.5 million shares of the Company’s common stock were reserved for issuance under the 2014 Plan.

RSUs represent a right to receive shares of common stock at a future date determined in accordance with the participant’s award agreement. An exercise price and monetary payment are not required for receipt of RSUs or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant’s services to the Company. In October 2014, the Company

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

granted 1,010,000 RSUs that were originally scheduled to vest only upon a change in control of the Company. In May 2015 and June 2015, the Company granted an aggregate of 442,000 RSUs, and amended each of the October 2014 RSUs to vest as follows: (1) in the event of the initial public offering of the Company’s common stock, to the extent the Board of Directors determines that the holder is allowed to sell shares of the Company’s common stock subject to the award in the offering, such number of RSUs will vest immediately prior to such offering, and any remaining RSUs will vest in two equal installments on each of the first and second anniversaries of such offering, or (2) if earlier, upon a change in control of the Company. In July and August 2015, the Company granted 30,000 RSUs and 6,000 RSUs, respectively. The August 2015 RSUs vest on the same terms as the RSUs described above. The July 2015 RSUs will vest on the same terms as the RSUs described above, except that they will vest in three equal annual installments on the first, second and third anniversaries of the initial public offering of the Company’s common stock. For these awards with performance-based milestones, the expense is recorded over the remaining service period after the point when the performance condition has been achieved. As such, no stock-based compensation has been recognized for the RSUs noted above. The grant date fair value per share for the May and June 2015 RSUs, or modification date fair value per share in the case of the October 2014 RSUs modified in May 2015, was $44.12. As of December 31, 2014, the unrecognized stock-based compensation for these awards was $24.7 million.

RSU activity under the 2014 Plan is summarized as follows (in thousands):

Number of Units
Outstanding at December 31, 2013	-
Granted	1,010

Outstanding at December 31, 2014	1,010
Granted	478
Cancelled	(6)

Outstanding at September 30, 2015	1,482

Restricted Stock Awards

In 2012, 2013 and 2014, the Company granted 20,000 shares, 5,000 shares and 55,000 shares, respectively, of its common stock to employees. These shares are subject to the Company’s right to repurchase upon termination of employment for any reason at repurchase prices per share ranging from $0.30 to $2.75. The restricted shares will be released from the Company’s repurchase option and fully vested ten years from the date each individual first received a restricted stock award, subject to earlier release and vesting upon the occurrence of a change in control of the Company. The grant date fair value of the restricted stock awards is determined based on the fair value of the underlying common stock and is being recognized as expense over the period from grant to the release of the Company’s repurchase right on a straight-line basis. The weighted average grant date fair value per share for restricted stock awards granted for the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 was $2.30, $4.67 and $4.67, respectively. No restricted stock awards vested during the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015. Restricted stock awards granted for the nine months ended September 30, 2014 and 2015 were 55,000 and zero, respectively. As of December 31, 2014, the total unrecognized stock-

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

based compensation of restricted stock awards was $0.2 million, which is expected to be recognized over a weighted average period of approximately 8.4 years. For the nine months ended September 30, 2015, the Company recognized $0.1 million of stock-based compensation in selling, general and administrative expense for these awards. No expense was recognized for the years ended December 31, 2013 and 2014 as the amounts were not significant.

In July 2015, the restricted stock awards above were amended to add provisions that will accelerate vesting in the event of an initial public offering. Since the additional vesting provisions are contingent, and the awards were probable of vesting at the modification date, the modification does not result in a change to the measured compensation cost or the requisite service period.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows (in thousands):

September 30, 2015
Conversion of convertible preferred stock	2,219
Restricted stock units outstanding	1,482
Awards available under the 2014 Plan	18

3,719

8. Income Taxes

For the nine months ended September 30, 2014 and 2015, the Company recorded an income tax expense of $2.0 million with an effective tax rate of 40% and $8.7 million with an effective tax rate of 36%, respectively. The difference in the effective tax rate was due primarily to the domestic production activities deduction and other favorable permanent differences.

Significant components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,
	2013	2014
Current:
Federal	$1,035	$5
State	357	706

Total current	1,392	711

Deferred:
Federal	144	2,272
State	8	(108)

Total deferred	152	2,164

Total income tax provision	$1,544	$2,875

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

The Company’s reconciliations to statutory rates are as follows:

	Years Ended December 31,
	2013	2014
Statutory tax rate	34.0%	34.0%
State income taxes, net of federal benefit	6.4	4.8
Income from non-controlling interest	1.8	1.0
Domestic production activities deduction	(2.7)	-
Other, net	1.2	0.1

	40.7%	39.9%

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2013	2014
Deferred tax assets:
Reserves and allowances	$159	$1,144
State taxes	121	259
Tax credits	-	-
Other	15	340

	295	1,743

Deferred tax liabilities:
Depreciation and amortization	(1,196)	(4,934)

	$(901)	$(3,191)

As of December 31, 2014, the Company has California Enterprise Zone tax credit carry forwards of approximately $0.3 million which will begin expiring in 2023 unless utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various states. The Company’s federal income tax returns for the years 2011 and beyond remain subject to examination by the Internal Revenue Service. The Company’s state income tax returns for the years 2010 and beyond remain subject to examination by the state tax authorities.

The Company did not have any unrecognized tax benefits as of December 31, 2013 and 2014 and does not expect this to change significantly over the next 12 months. In accordance with GAAP, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2013 and 2014, the Company has not accrued any interest or penalties related to uncertain tax positions.

9. Segment Reporting, Concentrations and Affiliate

Segments

Operating segments are identified as components of an enterprise for which separate financial information is available for evaluation by the chief operating decision maker (CODM) in making

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

decisions regarding resource allocation and assessing performance. The Company has identified multiple operating segments which are organized around differences in products and are managed separately. The Company identified brewing operations, which includes the brewing of the Company’s beer products and the sale of those products to distributors and through self-distribution, as an operating segment. Other operating segments include the Company’s tasting rooms, where the Company sells its beer and complementary food offerings directly to customers alongside a range of other retail merchandise, and its affiliate that distills and sells spirits.

Once the operating segments have been identified, the Company is required to determine which operating segments individually or in aggregate require disclosure as reportable segments. As a result of the Company’s assessment, the Company concluded its brewing operations operating segment meets the definition of a reportable segment. The Company’s remaining operating segments do not individually meet any of the 10% quantitative thresholds that require separate reportable segment disclosure and given the Company’s brewing operations operating segment has external net revenue that contributes at least 75% of total consolidated net revenue, the results for the other operating segments are included in “Other” in the tables below setting forth the Company’s net revenue, gross profit, gross margin, and net income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on net income of each operating segment. Cost of net revenue for brewing operations consists primarily of raw materials, direct labor, overhead, and shipping costs. Cost of net revenue for the remaining operating segments consist primarily of direct costs for labor, food, beverage and merchandise and excludes certain occupancy expenses, including rent, depreciation, and certain overhead expenses, which are reported in selling, general, and administrative expense. Inventory is transferred between operating segments at cost. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

In preparing this financial information, certain expenses were allocated between the segments based on management estimates, while others were based on specific factors such as headcount, square footage or other like measures. These factors can have a significant impact on the amount of net income for each segment. While the Company believes it has applied a reasonable methodology, assignment of other reasonable cost allocations to each segment could result in materially different segment net income.

The segments use many of the same assets. For internal reporting purposes, the Company does not allocate assets by segment and, therefore, no asset by segment information is provided to the CODM. Total interest expense is included in the brewing operations segment for all periods presented.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Net revenue, gross profit, gross margin and net income information is as follows (in thousands, except gross margin):

	Net Revenue	Gross Profit	Gross Margin	Net Income
Nine Months Ended September 30, 2015
Brewing operations	$70,931	$38,958	54.9%	$14,070
Other	14,709	5,356	36.4%	1,331

Total	$85,640	$44,314	51.7%	$15,401

Nine Months Ended September 30, 2014
Brewing operations	$25,883	$12,284	47.5%	$2,583
Other	6,449	2,472	38.3%	406

Total	$32,332	$14,756	45.6%	$2,989

Year Ended December 31, 2014
Brewing operations	$39,176	$18,197	46.4%	$3,889
Other	9,701	3,449	35.6%	434

Total	$48,877	$21,646	44.3%	$4,323

Year Ended December 31, 2013
Brewing operations	$22,018	$10,275	46.7%	$2,285
Other	4,342	1,548	35.7%	(39)

Total	$26,360	$11,823	44.9%	$2,246

For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, depreciation expense allocated to brewing operations was $1.2 million, $2.0 million, $1.1 million and $2.9 million, respectively. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, the provision for income taxes allocated to brewing operations was $1.3 million, $2.4 million, $1.6 million and $7.9 million, respectively.

For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, depreciation expense related to other operating segments was $0.1 million, $0.4 million, $0.3 million and $0.5 million, respectively. For the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, the provision for income taxes allocated to other operating segments was $0.2 million, $0.5 million, $0.4 million and $0.8 million, respectively.

Concentrations

All of the Company’s net revenue is derived from customers in the United States and all of the Company’s long-lived tangible assets are located in the United States.

During the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2014 and 2015, revenues from Crest Beverage, a brewing operations distributor, totaled approximately 43%, 34%, 37% and 20%, respectively, of the Company’s revenue. At December 31, 2013 and 2014 and September 30, 2015, accounts receivable due from this customer totaled approximately 34%, 30% and 15%, respectively, of the Company’s accounts receivable.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

Net revenue consists of sales of beer to distributors and through self-distribution by the Company’s brewing operations, sales of beer, wine, food and merchandise to retail customers at the Company’s tasting rooms and sales of spirits to distributors by Spirits. Net revenue from external customers for each of the Company’s products is as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Brewing operations:
Beer	$22,018	$39,176	$25,883	$70,931
Other:
Tasting room sales	3,712	8,326	5,483	12,782
Spirits	630	1,375	966	1,927

Net revenue	$26,360	$48,877	$32,332	$85,640

In addition, the Company’s top five vendors supplied 69% and 72% of the Company’s raw materials for the years ended December 31, 2013 and 2014, respectively, and 73% and 64% for the nine months ended September 30, 2014 and 2015, respectively.

Affiliate

In July 2007, Spirits was formed to produce and sell various distilled spirits. Spirits is a variable interest entity owned one-third by each of Ballast Point, the Company’s founder, Jack White, Jr., and the Company’s Chief Operating Officer and Head Brewer, Yuseff Cherney, each being related parties and sharing one-third in any income or losses of Spirits. No significant capital contributions have been made to Spirits and, on an ongoing basis, Ballast Point provides services to Spirits by providing office space, information technology support, accounting services, logistics support, access to distribution channels and other operational and selling, general and administrative support. The historical net losses, working capital needs and acquisitions of capital equipment of Spirits have been primarily funded by loans from Ballast Point. As of December 31, 2013 and 2014 and September 30, 2015, Spirits had an accumulated deficit of $0.6 million, $0.9 million and $0.8 million, respectively. As of December 31, 2013 and 2014 and September 30, 2015, loans from Ballast Point to Spirits (and related accrued interest) totaled $1.4 million, $2.2 million and $2.8 million, respectively. None of the related parties individually has the power to control the activities of Spirits, by virtue of equal representation on the Spirits board of managers, which has the full authority to manage and control the business and affairs of Spirits through majority vote. Given the lack of control by any individual member, the Company assessed which related party was most closely associated with Spirits in order to determine the primary beneficiary of Spirits. The Company considered the similarity of operations, the ongoing provision of services and the fact that each of the other members of Spirits is also an employee of Ballast Point in its determination that Ballast Point is the related party that is most closely associated with Spirits and therefore is considered to be the primary beneficiary. As a result, Ballast Point has consolidated Spirits for financial reporting purposes.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

The aggregate carrying amount and classification of Spirits’ assets and liabilities are as follows (in thousands):

	December 31,		September 30, 2015
	2013	2014
Cash and cash equivalents	$46	$71	$126
Accounts receivable	93	120	299
Inventory	518	1,081	1,048
Prepaid expenses and other current assets	8	–	10
Property and equipment	215	216	763
Other assets	–	16	16

Total assets of Spirits	$880	$1,504	$2,262

Accounts payable	$95	$182	$212
Accrued expenses	12	27	52
Amounts due to Home Brew Mart, Inc.	1,395	2,237	2,813

Total liabilities of Spirits	$1,502	$2,446	$3,077

The aggregate statements of income and statements of cash flows of Spirits are as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2013	2014	2014	2015
Net revenue	$630	$1,375	$966	$1,927
Gross profit	194	346	287	673
Selling, general and administrative expense	448	604	427	473
Interest expense – Home Brew Mart, Inc.	(55)	(63)	(46)	(72)

Net income (loss) of Spirits	$(309)	$(321)	$(186)	$128

Cash provided by (used in):
Operating activities	$(590)	$(751)	$(427)	$93
Investing activities	(80)	(66)	(56)	(614)
Financing activities – Home Brew Mart, Inc.	677	842	386	576

Increase (decrease) in cash and cash equivalents of Spirits	$7	$25	$(97)	$55

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of September 30, 2015 and for the nine months ended

September 30, 2014 and 2015 is unaudited)

10. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. The Company began matching contributions in January 2015. For the nine months ended September 30, 2015, the Company made fully vested matching contributions of $0.2 million.

11. Subsequent Events

The Company has completed an evaluation of all subsequent events through October 29, 2015 to ensure that this filing includes appropriate disclosure of events both recognized in the September 30, 2015 consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent event has occurred that requires disclosure.